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        VAN KAMPEN CALIFORNIA QUALITY MUNICIPAL TRUST CUSIP - 920-920-204
                                       AND
  VAN KAMPEN TRUST FOR INVESTMENT GRADE CALIFORNIA MUNICIPALS CUSIP 920-930-203


      NOTICE OF PROPOSED REORGANIZATION & MODIFICATION OF CERTAIN TERMS OF
                 REORGANIZATION WITH RESPECT TO PREFERRED SHARES


        NOTICE IS HEREBY GIVEN that VAN KAMPEN CALIFORNIA QUALITY MUNICIPAL TRUST ("California Quality Municipal Trust") and VAN KAMPEN TRUST FOR INVESTMENT GRADE CALIFORNIA MUNICIPALS ("Trust For Investment Grade California Municipals") are scheduled to reorganize into VAN KAMPEN CALIFORNIA VALUE MUNICIPAL INCOME TRUST (the "Acquiring Fund") after the close of business on July 29, 2005.

        The Acquiring Fund currently has one series of auction preferred shares ("APS"). After the reorganization is completed, the Acquiring Fund will have three series of APS: (i) the Acquiring Fund's existing APS will comprise Series A APS, (ii) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series B APS") in exchange for California Quality Municipal Trust's existing auction preferred shares ("California Quality Municipal Trust APS"), and (iii) the Acquiring Fund will issue a new series of APS ("Acquiring Fund Series C APS") in exchange for Trust for Investment Grade California Municipals' existing auction preferred shares ("Trust for Investment Grade California Municipals APS"). The number of days in the regular dividend period for Acquiring Fund Series B APS and Acquiring Fund Series C APS will remain the same as the existing APS for California Quality Municipal Trust and Trust for Investment Grade California Municipals, respectively (i.e., an auction for Acquiring Fund Series B APS and Acquiring Fund Series C APS will occur every 28 days, unless the Acquiring Fund declares a special dividend period).

        California Quality Municipal Trust APS auctioned on July 5, 2005. On July 29, 2005, holders of California Quality Municipal Trust APS will receive a dividend representing the twenty-four day period from July 6, 2005 through July 29, 2005. The initial dividend rate for the Acquiring Fund Series B APS will be the rate as determined at the July 5, 2005 auction for California Quality Municipal Trust APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series B APS, which is expected to be on August 2, 2005 (i.e., 28 days after July 5, 2005).

        The next regularly scheduled auction for Trust for Investment Grade California Municipals APS is expected to occur on July 27, 2005. On July 29, 2005, holders of Trust for Investment Grade California Municipals APS will receive a dividend representing the two-day period from July 28, 2005 through July 29, 2005. The initial dividend rate for the Acquiring Fund Series C APS will be the rate as determined at the July 27, 2005 auction for Trust for Investment Grade California Municipals APS, and this rate will continue until the next regularly scheduled auction for Acquiring Fund Series C APS, which is expected to be on August 24, 2005 (i.e., 28 days after July 27, 2005).

        The foregoing does not constitute an offer of any securities for sale. The joint proxy statement/prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the joint proxy statement/prospectus are available by calling Van Kampen's Client Relations Department at (800) 341-2929 or on the Securities and Exchange Commission's web site at www.sec.gov.

VAN KAMPEN CALIFORNIA QUALITY MUNICIPAL TRUST
VAN KAMPEN TRUST FOR INVESTMENT GRADE CALIFORNIA MUNICIPALS


By:/s/ JAMES W. GARRETT
   ------------------------
James W. Garrett
Chief Financial Officer and Treasurer                      Dated:  July 22, 2005